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11016773

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 67380

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Poten Capital Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Third Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanislav Evtimov — (212) 230 5461
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salibello & Broder LLP
(Name – *if individual, state last, first, middle name*)

633 Third Avenue, 13th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/2011

OATH OR AFFIRMATION

I, Stefanie Kyles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Poten Capital Services, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Poten Capital Services, LLC
Title

Notary Public

CYNTHIA REINHART
Notary Public - State of New York
NO. 01RE6179698
Qualified in Queens County
My Commission Expires 12/24/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Poten Capital Services, LLC
(a Limited Liability Company)
Statement of Financial Condition

December 31, 2010
With Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Salibello & Broder LLP
Certified Public Accountants

Poten Capital Services, LLC
(a Limited Liability Company)
Contents

Page(s)

Independent Auditors' Report 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3-5

Salibello & Broder LLP
Certified Public Accountants
633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT

To the Member of
Poten Capital Services, LLC

We have audited the accompanying statement of financial condition of Poten Capital Services, LLC (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Salibello & Broder LLP

February 23, 2011

Poten Capital Services, LLC
(a Limited Liability Company)
Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	433,351
Due from affiliate		8,062
Prepaid expenses and other assets		816
Fixed assets, net		8,778
Total assets	$	451,007
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	88,803
Deferred compensation		42,000
Total liabilities		130,803
Member's equity		320,204
Total liabilities and member's equity	$	451,007

The accompanying notes are an integral part of these financial statements

Poten Capital Services, LLC
(a Limited Liability Company)
Notes to Financial Statement
December 31, 2010

1. Organization and Business

Poten Capital Services, LLC (the "Company") was organized as a limited liability company under the laws of the State of Delaware on September 20, 2002. The Company's sole member is Poten & Partners Group, Inc. (the "Member").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company was approved as a broker-dealer on January 3, 2007. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of that rule.

The Company's principal business activities include underwriting, private placement of securities, providing merger and acquisition advisory services and acting as a finder, for which the Company may receive compensation, or introducing clients to broker-dealers, financial institutions or investment advisors (or vice-versa), for which the Company may receive a fee.

Poten & Partners, Group Inc., has committed to providing the Company with continued financial support, as necessary, to enable the Company to meet its working capital and regulatory capital needs through at least January 2012.

2. Summary of Significant Accounting Policies

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements.

Concentrations of Risk and Significant Customers
The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company's cash is held with one bank. Balances held, at times, exceed insured limits. In the course of its business, the Company enters into contracts with various clients. In the event clients do not fufill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the client. It is the Company's policy to review, as necessary, the credit standing of each client with which it conducts business and, generally, requires no collateral from its clients.

Fixed Assets
Fixed assets are recorded at cost and are depreciated using the straight-line method over their estimated useful lives.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company for purposes of filing federal, state and local income tax returns. However, since the Company has only one Member, accounting principles generally accepted in the United States of America require the Company to provide for income taxes in its financial statements on a separate-return basis. The Member is an S Corporation and, as a result, is not responsible for federal income taxes; such taxes are the responsibility of the Member's shareholders. The Member is responsible for certain state and local income taxes in jurisdictions which do not recognize S Corporation status.

Deferred taxes are recognized for the tax effects of differences between the financial reporting and the tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided on deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company accounts for income taxes in accordance with the guidance of the Financial Accounting Standards Board's Accounting Standards Codification Topic 740, ("Income Taxes"). This standard prescribes a recognition threshold and a related measurement model. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by the taxing authorities.

3. Fixed Assets

Fixed assets at December 31, 2010 are as follows:

		Estimated Useful Life
Furniture and fixtures	$ 10,056	10 Years
Computer equipment	6,856	5 Years
	16,912	
Less: Accumulated depreciation	(8,134)	
Fixed assets, net	$ 8,778	

4. Related Party Transactions

In the normal course of business the management of Poten & Partners, Inc., an affiliated entity through ultimate common ownership, assists with the development of the Company's business strategies and operations. Poten & Partners, Inc. also provides office space and related services to the Company. Such expenses are allocated based on the Master Service Agreement dated April 6, 2009 between Poten & Partners, Inc. and the Company.

A portion of the incentive compensation earned by employees of the Company is set aside as deferred compensation under the Poten & Partners Group, Inc. Stock Unit Plan ("SUP"). Such deferred compensation included in the statement of financial condition amounted to $42,000 at December 31, 2010 and it's expected that such amount will be distributed to employees in the form of stock units under the SUP during the year ending December 31, 2011.

5. Liabilities Subordinated to Claims of General Creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2010.

6. Commitments and Contingencies

From time-to-time, the Company is involved in various claims and litigation arising in the ordinary course of business. In the opinion of management, the ultimate outcome of such matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

7. Net Capital Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $50,000 whichever is greater for the year ended December 31, 2010. As of December 31, 2010, the Company had net capital of $302,548 which exceeded the regulatory requirement by $252,548. The Company's ratio of aggregate indebtedness to net capital was .43 to 1.

8. Subsequent Events

The Company's management has evaluated all activity of the Company through February 25, 2011 (the issue date of the financial statements) and concluded that subsequent events are properly reflected in the accompanying financial statements and notes thereto as required by standards for accounting and disclosure of subsequent events.